UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. __)*

Under the Securities Exchange Act of 1934

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 106

(CUSIP Number)

Europa International, Inc.
c/o Knoll Capital Management, L.P.
1114 Avenue of the Americas, 45th Floor
New York, NY 10036
212-808-7474

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047438 106	Page 2 of 8

1	NAME OF REPORTING PERSON Europa International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,200,844
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,200,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on a total of 38,082,875 shares of the issuer’s common stock outstanding as of March 18, 2013.

CUSIP No. 047438 106	Page 3 of 8

1	NAME OF REPORTING PERSON Knoll Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,200,844
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,200,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions) PN

(1) Based on a total of 38,082,875 shares of the issuer’s common stock outstanding as of March 18, 2013.

CUSIP No. 047438 106	Page 4 of 8

1	NAME OF REPORTING PERSON Fred Knoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,200,844
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,200,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on a total of 38,082,875 shares of the issuer’s common stock outstanding as of March 18, 2013.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of AtheroNova Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2301 Dupont Drive, Suite 525, Irvine, California 92612.

Item 2.  Identity and Background.

This Schedule 13D is being filed jointly by Europa International Inc. (“Europa”), a company organized under the laws of the British Virgin Islands, Knoll Capital Management, L.P. (“KCM”), a Delaware limited partnership, and Fred Knoll (“Knoll”), a citizen of the United States (Europa, KCM and Knoll, collectively, the “Reporting Persons”).

Europa operates a managed account which invests in and otherwise trades in equity and equity-related securities.  KCM is an investment management firm and is the general partner and manages the investments of Europa.  Knoll is the principal partner and president of KCM.

The address for the Reporting Persons is c/o Knoll Capital Management, L.P., 1114 Avenue of the Americas, 45th Floor, New York, NY 10036.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On March 12, 2013, Europa purchased 1,416,666 shares of Common Stock in a private sale transaction.  These shares were acquired using general working capital funds.  After the transaction, Europa held a total of 1,867,511 shares of Common Stock.

On April 17, 2013, Europa purchased 333,333 shares of Common Stock in a private sale transaction.  These shares were acquired using general working capital funds.  After the transaction, Europa held a total of 2,200,844 shares of Common Stock.

Europa shares the power to vote and dispose of, and to direct the vote or disposition of, all of the 2,200,844 shares of Common Stock owned by it with KCM and Knoll.

The beneficial ownership of shares of Common Stock reported in this Schedule 13D assumes a total of 38,082,875 shares of Common Stock outstanding as of March 18, 2013, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 2013.

Item 4.  Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

All of the 2,200,844 shares of Common Stock beneficially owned by the Reporting Persons, and to which this Schedule 13D relates, are held as an investment.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of April 17, 2013, Europa owned 2,200,844 shares of Common Stock.  Assuming a total of 38,082,875 shares of Common Stock outstanding as of March 18, 2013, Europa’s ownership constitutes approximately 5.8% of the shares of Common Stock issued and outstanding.

KCM and Knoll each beneficially own 2,200,844 shares of Common Stock based on their power, shared with Europa, to vote and dispose of, or to direct the vote or disposition of, all such securities.  Assuming a total of 38,082,875 shares of Common Stock outstanding as of March 18, 2013, each of KCM and Knoll’s beneficial ownership constitutes 5.8% of the shares of Common Stock issued and outstanding.  KCM and Knoll disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

The Reporting Persons’ beneficial ownership excludes 696,266 shares of Common Stock issuable to Europa upon exercise of outstanding warrants as of April 17, 2013, and 3,772,988 shares issuable to Europa upon conversion of outstanding convertible notes as of April 17, 2013.  The aforementioned notes and the warrants prohibit Europa from converting the notes or exercising the warrants if, after such conversion and/or exercise, Europa would beneficially own more than 4.9% of the shares of Common Stock issued and outstanding.

Transactions by the Reporting Persons in shares of Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Europa International, Inc. By: Knoll Capital Management L.P. Investment Manager

Dated: April 17, 2013	/s/ Fred Knoll
	By:	Fred Knoll
	Its:	President

Knoll Capital Management L.P.

Dated: April 17, 2013	/s/ Fred Knoll
	By:	Fred Knoll
	Its:	President

Dated: April 17, 2013	/s/ Fred Knoll
Fred Knoll

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Europa International, Inc. By: Knoll Capital Management L.P. Investment Manager

Dated: April 17, 2013	/s/ Fred Knoll
	By:	Fred Knoll
	Its:	President

Knoll Capital Management L.P.

Dated: April 17, 2013	/s/ Fred Knoll
	By:	Fred Knoll
	Its:	President

Dated: April 17, 2013	/s/ Fred Knoll
Fred Knoll